UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

01626W101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital FT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,992,516 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,992,516 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,992,516 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Represents shares of Class A common stock (“Class A Common Stock”) of Alight, Inc. (the “Issuer”) directly held by Trasimene Capital FT, LP (the “Trasimene Sponsor”). Trasimene Capital FT, LLC is the sole general partner of the Trasimene Sponsor (the “Trasimene GP”), and William P. Foley, II is the sole member of the Trasimene GP. As a result, the Trasimene Sponsor, the Trasimene GP, and Mr. Foley may be deemed to have or share beneficial ownership of the shares of Class A Common Stock directly held by the Trasimene Sponsor. Each of the Trasimene GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

Based on 452,048,846 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2021 and (ii) 6,546,105 shares of Class A Common Stock that, to the knowledge of the Reporting Persons, have been issued by the Issuer upon the exercise of warrants or exchange of Class C units, as contemplated by the Notice of Redemption of Warrants given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were issued by the Issuer and that are outstanding following and as a result of the redemptions.

CUSIP No. 01626W101	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital FT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,992,516 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,992,516 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,992,516 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A Common Stock directly held by the Trasimene Sponsor. The Trasimene GP is the sole general partner of the Trasimene Sponsor and Mr. Foley is the sole member of the Trasimene GP. As a result, Trasimene Sponsor, the Trasimene GP, and Mr. Foley may be deemed to have or share beneficial ownership of the shares of Class A Common Stock directly held by the Trasimene Sponsor. Each of the Trasimene GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

Based on 452,048,846 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 6,546,105 shares of Class A Common Stock that, to the knowledge of the Reporting Persons, have been issued by the Issuer upon the exercise of warrants or exchange of Class C units, as contemplated by the Notice of Redemption of Warrants given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were issued by the Issuer and that are outstanding following and as a result of the redemptions.

CUSIP No. 01626W101	Schedule 13G

1	NAME OF REPORTING PERSON Bilcar FT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,366,204 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,366,204 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,366,204 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Represents shares of Class A Common Stock directly held by the Bilcar Sponsor. The Bilcar GP is the sole general partner of the Bilcar Sponsor and Mr. Foley is the sole member of the Bilcar GP. As a result, the Bilcar Sponsor, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of the Class A Common Stock directly held by the Bilcar Sponsor. Each of the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

Based on 452,048,846 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 6,546,105 shares of Class A Common Stock that, to the knowledge of the Reporting Persons, have been issued by the Issuer upon the exercise of warrants or exchange of Class C units, as contemplated by the Notice of Redemption of Warrants given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were issued by the Issuer and that are outstanding following and as a result of the redemptions.

CUSIP No. 01626W101	Schedule 13G

1	NAME OF REPORTING PERSON Bilcar FT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,366,204 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,366,204 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,366,204 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A Common Stock directly held by the Bilcar Sponsor. The Bilcar GP is the sole general partner of the Bilcar Sponsor and Mr. Foley is the sole member of the Bilcar GP. As a result, the Bilcar Sponsor, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of the Class A Common Stock directly held by the Bilcar Sponsor. Each of the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

Based on 452,048,846 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 6,546,105 shares of Class A Common Stock that, to the knowledge of the Reporting Persons, have been issued by the Issuer upon the exercise of warrants or exchange of Class C units, as contemplated by the Notice of Redemption of Warrants given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were issued by the Issuer and that are outstanding following and as a result of the redemptions.

CUSIP No. 01626W101	Schedule 13G

1	NAME OF REPORTING PERSON William P. Foley, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 197,001
	6	SHARED VOTING POWER 26,555,721 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 197,001
	8	SHARED DISPOSITIVE POWER 26,555,721 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,555,721 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (4)
12	TYPE OF REPORTING PERSON IN

(1)

Represents shares of Class A Common Stock directly held by the Trasimene Sponsor and the Bilcar Sponsor. Trasimene GP is the sole general partner of the Trasimene, Bilcar GP is the sole general partner of the Bilcar Sponsor, and William P. Foley, II, the sole member of each of the Trasimene GP and the Bilcar GP. As a result, Trasimene Sponsor, Trasimene GP and Mr. Foley, and the Bilcar Sponsor, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of some or all of the securities directly held by Trasimene Sponsor and Bilcar Sponsor, respectively. Each of the Trasimene GP, the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

Based on 452,048,846 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 6,546,105 shares of Class A Common Stock that, to the knowledge of the Reporting Persons, have been issued by the Issuer upon the exercise of warrants or exchange of Class C units, as contemplated by the Notice of Redemption of Warrants given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were issued by the Issuer and that are outstanding following and as a result of the redemptions.

Item 1(a). Name of Issuer:

Alight, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

4 Overlook Point

Lincolnshire, IL 60069

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	William P. Foley, II
2.	Trasimene Capital FT, LP
3.	Trasimene Capital FT, LLC
4.	Bilcar FT, LP
5.	Bilcar FT, LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

01626W101

Item 3.      Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on each cover page, which are incorporated herein by reference.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

WILLIAM P. FOLEY, II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

TRASIMENE CAPITAL FT, LP

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

TRASIMENE CAPITAL FT, LLC

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

BILCAR FT, LP

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

BILCAR FT, LLC

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact